Exhibit 99.3

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CIMATRON LTD.

PROXY

The undersigned hereby appoints Mr. Yossi Ben Shalom, Chairman of the Board of Directors, Mr. Dan Haran, President and Chief Executive Officer and Mr. Ilan Erez, Chief Financial Officer and Vice President of Operations, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Cimatron Ltd. (the “Company”) which the undersigned is entitled to vote at the 2013 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at 10:00 A.M. (Israel time), on September 10, 2013, at the Company's offices at 11 Gush Etzion Street, Givat Shmuel, Israel (the “Meeting”), and at any adjournments or postponements thereof, upon the matters on the reverse side, which are more fully described in the Notice of 2013 Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Any and all proxies heretofore given by the undersigned are hereby revoked.

The undersigned acknowledges receipt of the Notice and Proxy Statement relating to the Annual Meeting.

By voting via this proxy card, the undersigned hereby certifies that the undersigned has no “personal interest” (as defined in the Israeli Companies Law) in Proposals 1 and 7. See pages 5-6 of the Proxy Statement for more information.

Please date, sign exactly as your name appears on this Proxy and promptly return the Proxy in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the Company’s shareholders’ register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.

If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Cimatron Ltd. 11 Gush Etzion Street Givat Shmuel ISRAEL	VOTE BY MAIL Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Cimatron Ltd., 11 Gush Etzion Street, Givat Shmuel, Israel, attn: CFO.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

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 THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Cimatron Ltd.

THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

		For	Against	Abstain

1.	RESOLVED, to approve the Cimatron Compensation Policy in the form presented to the shareholders and attached to the Notice and Proxy Statement as Annex A.	☐	☐	☐
2.	RESOLVED, to approve the appointment of Yossi Ben Shalom as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.	☐	☐	☐
3.	RESOLVED, to approve the appointment of William F. Gibbs as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.	☐	☐	☐
4.	RESOLVED, to approve the appointment of David Golan as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.	☐	☐	☐
5.	RESOLVED, to approve the appointment of Dan Haran as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.	☐	☐	☐
6.
RESOLVED, that the compensation of Mr. Yossi Ben Shalom, as a director of the Company, be and is hereby approved as follows: (a) an annual fee of approximately $9,300 and a fee of approximately $470  per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, which amounts are linked to the Israeli consumer price index, and (b) the grant of 48,000 Ordinary Shares of the Company, in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continues engagement as a member of the Board, 8.3325% of the restricted shares shall be released from the Company's repurchase right.
		☐	☐	☐

7.
RESOLVED, to approve (a) the execution and delivery of an amendment to the employment agreement, by and between the Company and the Company's President and Chief Executive Officer, Dan Haran, with respect to Mr. Haran’s annual bonus, in the form presented to the shareholders and attached to the Notice and Proxy Statement as Annex B, and (b)  the grant of 72,000 Ordinary Shares of the Company to Dan Haran, in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continued engagement as the CEO of the Company, 8.3325% of the restricted shares shall be released from the Company's repurchase right.

	☐	☐	☐
8.
RESOLVED, to approve the grant of 30,000 Ordinary Shares of the Company to William F. Gibbs, in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continued engagement as an employee of the Company or its subsidiaries, 8.3325% of the restricted shares shall be released from the Company's repurchase right.

	☐	☐	☐
9.
RESOLVED that the re-appointment of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2013 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.

	☐	☐	☐

* By voting via this proxy card, the undersigned hereby certifies that the undersigned has no “personal interest” (as defined in the Israeli Companies Law) in Proposals 1 and 7. See pages 5-6 of the Proxy Statement for more information.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date